Filed Pursuant to Rule 433
Dated September 12, 2012
Registration No. 333-182264
Relating to Preliminary Prospectus
Supplement dated September 12, 2012
and Prospectus dated June 21, 2012

PRICING TERM SHEET

3.950% Senior Notes due October 15, 2022
Issuer:	Washington Real Estate Investment Trust
Legal Format:	SEC Registered
Security:	3.950% Senior Notes due October 15, 2022
Size:	$300,000,000
Expected Ratings (Moody's/S&P)*:	Baa2 (stable outlook) / BBB (stable outlook)
Maturity Date:	October 15, 2022
Coupon (Interest Rate):	3.950%
Interest Payment Dates:	October 15 and April 15, commencing April 15, 2013
Price to Public:	99.438% of the principal amount
Net Proceeds to Issuer (before expenses):	$296,364,000
Benchmark Treasury:	1.625% due August 15, 2022
Benchmark Treasury Price / Yield:	98-22+ / 1.768%
Spread to Benchmark Treasury:	+ 225 basis points
Yield to Maturity:	4.018%
Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 0.35% (35 basis points) or at par on or after July 15, 2022
Trade Date:	September 12, 2012
Expected Settlement Date:	T + 3; September 17, 2012
CUSIP:	939653AM3
Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC
Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated SunTrust Robinson Humphrey, Inc.
Junior Co-Managers	BNY Mellon Capital Markets, LLC BB&T Capital Markets, a division of Scott & Stringfellow, LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Washington Real Estate Investment Trust has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents Washington Real Estate Investment Trust has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Wells Fargo Securities, LLC toll free at 1-800-326-5897 or Credit Suisse Securities (USA) LLC, One Madison Avenue, NY, NY 10010 Attn: Prospectus Department, Telephone 1-800-221-1037.